UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 6, 2007

OCEANAUT, INC.

(Exact name of registrant as specified in its charter)

The Republic of the Marshall Islands

(State or Other Jurisdiction of Incorporation

17TH Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Item 8.01	Other Events

On March 6, 2007, Oceanaut, Inc., a Marshall Islands corporation (the “Company”), consummated the initial public offering (“IPO”) of 18,750,000 of its units (“Units”). Each Unit consists of one share of Common Stock, $.0001 par value per share (“Common Stock”), and one Warrant to purchase one share of Common Stock at an exercise price of $6.00 per share (“Warrant”). The Units were sold at an offering price of $8.00 per Unit, generating gross proceeds of $150,000,000. The Units are traded on the American Stock Exchange under the symbol “OKN.U.”

Immediately prior to the closing of the IPO, the Company consummated a private placement (the “Private Placement”) of 1,125,000 Units (the “Insider Units”) and 2,000,000 Warrants (the “Insider Warrants”) to Excel Maritime Carriers Ltd. (“Excel”), generating gross proceeds of $11,000,000. The Insider Units were sold at $8.00 per Unit and are identical to the Units sold in the IPO, except that (i) 500,000 of the shares of Common Stock included in the Insider Units will not be entitled to liquidation rights in the event that the Company fails to consummate a business combination; (ii) none of the shares of Common Stock included in the Insider Units are entitled to conversion rights and all such shares must be voted in favor of any proposed business combination; and (iii) the Insider Units may not be sold or transferred by Excel, except to entities that are controlled by Excel, until after the Company has completed its business combination. The Insider Warrants were sold at $1.00 per Warrant and are identical to the Warrants contained in the Units sold in the IPO, except that the Insider Warrants (i) are exercisable on a cashless basis and (ii) are not saleable or transferable by Excel, except to entities that are controlled by Excel, until after the Company has completed its business combination.

Upon closing of the IPO and the Private Placement, $153,600,000 (or $7.93 per share, which includes 3% of the underwriters’ deferred underwriting discounts and commissions, or $4,500,000), was placed in trust being held through Continental Stock Transfer & Trust Company. Audited financial statements dated March 7, 2007 reflecting receipt of the proceeds received by the Company in connection with the IPO and the Private Placement are included as Exhibit 99.1 to this Current Report on Form 6-K.

In addition, on March 6, 2007, the Company issued a press release announcing the transactions described above. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Neither the filing of the press release as an exhibit to this report nor the inclusion in the press release of a reference to our internet address shall, under any circumstances, be deemed to incorporate the information available at our internet address into this report. The information available at our internet address is not part of this report or any other report filed by us with the SEC.

In addition, on March 1, 2007, the Company, Excel and Citigroup Global Markets Inc., as representative of the several underwriters, entered into an amended and restated insider letter agreement (the “Amended Letter”). The terms of the Amended Letter are identical to the terms of the original insider letter entered into by the same parties on February 28, 2007, except that, under the terms of the Amended Letter, Excel agrees to indemnify the public shareholders of the Company, in addition to the Company, for (i) any distribution of the funds held in the trust account received by Excel with respect to its founder shares or the 500,000 shares of Common Stock included in the Insider Units that are not entitled to liquidation rights; and (ii) any and all loss, liability, claims, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened, or any claim whatsoever) to which the Company may become subject, but only in the event of a dissolution and liquidation of the Company and to the extent (i) of any such claims made against the trust account by third parties who have not executed a valid and enforceable waiver of any rights or claims to the trust account and (ii) the payment of any such claim actually reduces the amount of funds held in the trust account.

Finally, on March 1, 2007, Excel issued a promissory note to the Company in the principal amount of $100,000, which note accrues simple interest at a rate of 4% per annum. The proceeds of this promissory note were used by the Company to pay various offering expenses, including, without limitation, fees for listing its securities on the American Stock Exchange and fees payable to Continental Stock Transfer and Trust Company in its capacity as trustee, warrant agent, transfer agent and registrar. All principal outstanding under such promissory note, plus interest accrued thereon, was repaid upon consummation of the IPO.

Item 9.01	Financial Statements and Exhibits

(c) The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description of Exhibit
99.1	Audited Financial Statements
99.2	Press Release dated March 6, 2007
99.3	Amended Insider Letter by and Among Excel Maritime Carriers Ltd., Oceanaut, Inc. and the Underwriters

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANAUT, INC.

Date: March 9, 2007	By:	/s/ Christopher Georgakis
Christopher Georgakis, President and Chief Executive Officer